October 3, 2025

Securities and Exchange Commission

Office of Energy & Transportation

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Re:	LaFayette Acquisition Corp. Amendment No. 1 to Registration Statement on Form S-1 Filed September 19, 2025 File No. 333-290054

Dear Ms. Nicholson and Mr. Morris:

On behalf of LaFayette Acquisition Corp. (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-290054). An electronic version of Amendment No. 2 to the Registration Statement on Form S-1 has been concurrently filed with the Commission through its EDGAR system. The Registration Statement, as amended by Amendment No. 2 to the Registration Statement on Form S-1, is referred to as the “Registration Statement.”

Set forth below are the responses of the Company to the comments of the Staff’s letter to the Company, dated September 29, 2025, relating to the Registration Statement. For ease of reference, the text of the comments in the Staff’s letter is reproduced in italics herein. Unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Registration Statement. Capitalized terms used in this letter but not otherwise defined herein have the respective meanings ascribed to them in the Registration Statement.

Amendment No. 1 to Registration Statement on Form S-1

Summary

Our Sponsor, page 9

1.	We note your disclosure that you will pay customary fees to Calabrese Consulting for assistance with the preparation of your financial statements. Please revise to clarify whether there is a written agreement with respect to such arrangement, and file any such agreement as an exhibit or tell us why you believe it is not required to be filed. Refer to Item 601(b)(10) of Regulation S-K.

Response: The Company has revised the disclosure on page 9 and elsewhere to reflect that the payment of customary fees to Calabrese Consulting is pursuant to an engagement letter. The Company advises the Staff that it does not believe the engagement letter is required to be filed as an exhibit to the Registration Statement because it is immaterial in amount and significance.

Greenberg Traurig, LLP
www.gtlaw.com

Securities and Exchange Commission

Office of Energy & Transportation

Division of Corporation Finance

October 3, 2025

2.	We note that the form of letter agreement among the registrant and its initial shareholders filed as Exhibit 10.2 provides that 50% of the Founder Shares shall be released from the lockup provisions set forth in the letter agreement if the closing price of your ordinary shares equals or exceeds $12.00 per share (as adjusted for share subdivisions, share capitalizations, reorganizations, recapitalizations and the like) for any 10 trading days within any 20-trading day period during the Founder Shares Lock-up Period. However, it does not appear that such provision is reflected in your disclosure in this section with respect to exceptions to transfer restrictions or elsewhere in your prospectus. Please revise.

Response: The Company has filed a revised version of the letter agreement as Exhibit 10.2 that does not include the 50% release of Founder Shares provision cited in the Staff’s comment.

Our rights agreement will designate the courts of the State of New York located in the County of New York…, page 62

3.	Please reconcile your disclosure that your rights agreement will select courts of the State of New York located in the County of New York or the United States District Court for the Southern District of New York for certain claims with the forum selection provision set forth in the form of rights agreement filed as Exhibit 4.4 that does not specify the County of New York. In addition, we note your disclosure that the forum selection provision in your rights agreement will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum. Please ensure that the forum selection provision in the rights agreement states this clearly or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act.

Response: The Company has filed a revised version of the rights agreement as Exhibit 4.4 in response to the Staff’s comment.

Greenberg Traurig, LLP
www.gtlaw.com

Securities and Exchange Commission

Office of Energy & Transportation

Division of Corporation Finance

October 3, 2025

Proposed Business

Sources of Target Business, page 86

4.	We note your disclosure regarding your agreement with the underwriter to obtain an opinion from “an independent investment banking firm or another independent entity that commonly renders valuation opinions that [y]our initial business combination is fair to [y]our company from a financial point of view” if you pursue a business combination with a company that is affiliated with your initial shareholders, officers or directors, or make the acquisition through a joint venture or other form of shared ownership with your sponsor, officers or directors. Please revise your disclosure throughout your filing to ensure that such disclosure is consistent with the terms of the underwriting agreement. For example, we note that Section 3.32.3 of the underwriting agreement filed as Exhibit 1.1 does not appear to specify that the opinion would be from “an independent investment banking firm or another independent entity that commonly renders valuation opinions” and states that the opinion would also concern the fairness of the business combination to unaffiliated shareholders. We also note that the parties considered to be insiders for the purposes of such disclosure may not be the same as the “Insiders” described in the agreement. In addition, we note that your disclosure on page 113 suggests that you have agreed not to consummate any business combination unless you have obtained a fairness opinion, which does not appear to be consistent with the underwriting agreement.

Response: The Company has filed a revised version of the form of underwriting agreement as Exhibit 1.1 and has revised the disclosure on page 113 in response to the Staff’s comment.

5.	We note that the form of Amended and Restated Memorandum and Articles of Association filed as Exhibit 3.2 provides that in the event the company seeks to consummate a business combination with a target that is affiliated with the sponsor, a founder, a director or an officer, the company, or a committee of independent directors, will obtain an opinion from an independent investment banking firm or another valuation or appraisal firm that regularly renders fairness opinions or an independent accounting firm that such a business combination is fair to the company from a financial point of view. Please disclose such provision and reconcile such obligation with the related obligation set forth in Section 3.32.3 of the underwriting agreement.

Response: The Company has added disclosure throughout the Registration Statement, including on pages 29 and 86, regarding the provision in the form of Amended and Restated Memorandum and Articles of Association, and has filed a revised version of the form as Exhibit 3.2 to the Registration Statement.

Greenberg Traurig, LLP
www.gtlaw.com

Securities and Exchange Commission

Office of Energy & Transportation

Division of Corporation Finance

October 3, 2025

Management

Number and Terms of Office of Officers and Directors, page 103

6.	Please revise to clarify the terms of office of directors. In that regard, we note your disclosure that the term of office of the directors will expire on the earlier of 21 months and the closing of the business combination. However, we note that the form of Amended and Restated Memorandum and Articles of Association filed as Exhibit 3.2 provides for a classified board of directors.

Response: The Company has filed a revised version of the form of Amended and Restated Memorandum and Articles of Association that removes the provision regarding a classified board of directors, has revised the disclosure on page 103 to clarify the terms of office of directors, and has removed other references in the Registration Statement to a classified board.

Committees of the Board of Directors, page 104

7.	Please revise to clarify the directors who will serve as members of the audit committee and the compensation committee.

Response: The Company has added disclosure on pages 104 and 105 in response to the Staff’s comment.

General

8.	We note that the Memorandum and Articles of Association filed as Exhibit 3.1 and the securities subscription agreement filed as Exhibit 10.1 identify the company as “Foxtrot Acquisition Corp.” Please tell us whether this is the registrant’s former name.

Response: The Company advises the Staff that Foxtrot Acquisition Corp. is the registrant’s former name. The Company has filed the Certificate of Incorporation on Name Change that reflects the change in name as Exhibit 3.1.2 to the Registration Statement.

* * *

Sincerely,

GREENBERG TRAURIG, LLP

/s/ Jason Simon
Jason Simon

cc: Christophe Charlier – Chairman and Chief Executive Officer

Greenberg Traurig, LLP
www.gtlaw.com